Exhibit 8.1
October ____, 2005

Columbia Bancorp	Fulton Financial Corporation
7168 Columbia Gateway Drive	One Penn Square
Columbia, MD 21046	Lancaster, PA 17604
     Re: Merger of Columbia Bancorp with and into Fulton Financial Corporation
Dear Ladies and Gentlemen:
     We have acted as counsel to Fulton Financial Corporation (“Fulton”) in connection with the Agreement and Plan of Merger dated July 26, 2005 (the “Merger Agreement”), between Fulton and Columbia Bancorp (“Columbia”).
     The following transactions will occur pursuant to the Merger Agreement:
     (i) Columbia will be merged with and into Fulton, with Fulton surviving the merger (the “Merger”); and
     (ii) Each issued and outstanding share of the common stock of Columbia $.01 par value per share (“Columbia Common Stock”), will be converted into 2.325 shares (subject to adjustment for stock splits, stock dividends and the like) of the common stock of Fulton, par value $2.50 per share (“Fulton Common Stock”) or into the right to receive cash consideration of $42.48 at the election of each Columbia stockholder, such that a Columbia stockholder will receive common stock of Fulton, cash, or a combination of common stock of Fulton and cash for the converted shares of common stock of Columbia.
     You have requested our opinion as to certain federal income tax consequences of the transactions contemplated by the Merger Agreement, and this opinion is rendered pursuant to the provisions of Section 7.1(d) of Article VII of the Merger Agreement.
     Except as otherwise indicated herein, capitalized terms used in this Opinion Letter are defined and set forth in the Merger Agreement. For the purpose of rendering this opinion, we have examined and are relying upon the following documents: (i) the Merger Agreement; (ii) Tax Representation Certificates of officers of Fulton and Columbia, respectively (the “Officers’ Certificates”), each dated as of the date hereof, relating to factual matters concerning the Merger necessary to render the opinions below (some of the representations therein are qualified by the parties’ knowledge); and (iii) such other instruments and documents as we have deemed necessary or appropriate. Our opinions herein are subject to the following conditions and assumptions:
     (1) All conditions precedent to the obligations of Fulton and Columbia as set forth in the Merger Agreement will have been satisfied at the time of the Merger.
     (2) All covenants required to be performed by Fulton and Columbia on or before the date of consummation of the Merger, as set forth in the Merger Agreement, will have been performed by them as of such date.
     (3) The transaction contemplated by the Merger Agreement, including without limitation the Merger and the issuance of shares of Fulton Common Stock to the stockholders of Columbia, will be accomplished in strict accordance with the terms of the Merger Agreement.
     Our opinions are based upon the Internal Revenue Code of 1986, as amended (the “Code”), applicable Treasury regulations promulgated under the Code, and judicial and administrative decisions currently in effect. Based upon and subject to the foregoing, we are of the opinion that:

     (1) The Merger will constitute a reorganization within the meaning of Section 368(a)(1)(A) of the Code and Columbia and Fulton will each be a “party to a reorganization” with the meaning of Section 368(b)(1) of the Code.
     (2) No gain or loss will be recognized by Columbia or Fulton by reason of the Merger.
     (3) The bases of the assets of Columbia in the hands of Fulton will be the same as the bases of such assets in the hands of Columbia immediately prior to the Merger.
     (4) The holding period of the assets of Columbia in the hands of Fulton following the Merger will include the period during which such assets were held by Columbia prior the Merger.
     (5) A holder of Columbia Common Stock who receives shares of Fulton Common Stock in exchange for his Columbia Common Stock pursuant to the reorganization (except with respect to cash received in lieu of fractional shares of Fulton Common Stock deemed issued as described below) will not recognize any gain or loss upon the exchange.
     (6) A holder of Columbia Common Stock who receives cash in lieu of a fractional share of Fulton Common Stock will be treated as if he received a fractional share of Fulton Common Stock pursuant to the reorganization which Fulton then redeemed for cash. Except for any shareholder as to which the exchange has the effect of a dividend within the meaning of Section 356(a)(2) of the Code, the holder of the Columbia Common Stock will recognize capital gain or loss on the constructive redemption of the fractional share in an amount equal to the difference between the cash received and the adjusted basis of the fractional share provided the shares of Columbia Common Stock are held as a capital asset on the effective date of the Merger.
     (7) The tax basis of the Fulton Common Stock received by the stockholders of Columbia pursuant to the Merger will be the same as the basis of the shares of Columbia Common Stock exchanged therefor (decreased by any amount allocable to fractional share interests for which cash is received).
     (8) The holding period of the shares of Fulton Common Stock to be received by the stockholders of Columbia will include the period during which they held the shares of Columbia Common Stock surrendered, provided the shares of Columbia Common Stock are held as a capital asset on the date of the exchange.
     (9) A holder of Columbia Common Stock who receives Cash Consideration and Fulton Common Stock in exchange for his Columbia Common Stock pursuant to the reorganization will recognize gain, but not loss, equal to the lesser of (a) the amount of gain realized upon the exchange or (b) the amount of Cash Consideration received. The gain realized calculation must be made separately for each block of Columbia Common Stock exchanged and a loss realized on one share block of Columbia Common Stock may not be used to offset a gain realized on another share block of Columbia Common Stock. Except for any shareholder as to which the exchange has the effect of a dividend within the meaning of Section 356(a)(2) of the Code, a Columbia stockholder who receives cash will recognize capital gain, provided the shares of Columbia Common Stock are held as a capital asset on the effective date of the Merger.
     (10) A holder of Columbia Common Stock who receives Cash Consideration in exchange for his Columbia Common Stock will recognize gain or loss on the exchange based on the difference between the Cash Consideration received and the adjusted basis in his Columbia Common Stock.
     We hereby consent to the use of this opinion in the Registration Statement on Form S-4 of Fulton, and we further consent to the reference to our name in the proxy statement/prospectus included as part of the registration statement under the captions “Material Federal Income Tax Consequences” and “Legal Matters.”

Very truly yours, BARLEY SNYDER, LLC

By: